Exhibit 99.1

NewLead Holdings Announces Renewal of Contract of Affreightment for MT Katerina L

Hamilton, BERMUDA, December 22, 2015 - NewLead Holdings Ltd. (OTC Pink: NEWL) ("NewLead" or the "Company") announced today that it has renewed the Contract of Affreightment (the “CoA”) for one of its bitumen tanker vessels, the MT Katerina L (“Katerina L” or the “Vessel”), for an additional twelve month period, for the transportation of a minimum of 49,600 metric tons of bitumen over 16 voyages, or, at the Charterer’s option, up to a maximum of 74,400 metric tons of bitumen over 24 voyages. The first shipment is scheduled to commence at the beginning of January 2016.

The Katerina L will be trading in the Mediterranean area between all the major refineries, on the basis of the Vessel’s relevant oil major approvals. In 2015, the Katerina L performed 15 voyages and transported 45,669 metric tons of bitumen in the Mediterranean area, (the initial term of the first CoA was only for 31,000 metric tons of bitumen). The employment efficiency of Katerina L for 2015 was 97%.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, “The Katerina L is expected to transport 46% more bitumen, according to the second Contract of Affreightment, than the initial term in the first Contact of Affreightment the vessel entered into. The continuous employment of our specialized bitumen tanker vessels and the improved employment terms is the return on our investment in the long-lasting relationships with oil majors and oil trading companies, as well the operational excellence of our vessels.”

COVERAGE

Newlead has 2.19% and 39.84% of its operating days covered for 2016 for the dry-bulk and tanker vessels, respectively.

Fleet Update

The following table details NewLead's fleet as of December 21, 2015:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Q4 2015
Newlead Albion	32,318	Eco-type Handysize	2012	min Q4 2015 - max Q1 2016
Newlead Venetico	32,394	Eco-type Handysize	2012	min Q4 2015 - max Q1 2016
Newlead Victoria	75,966	Panamax	2002	Spot
Newlead Markela	71,733	Panamax	1990	Spot
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q2 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2015
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q1 2020
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot
Gema[1]	19,831	Oil Tanker	2001	Spot

1.	Third party vessel under management

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the OTC Pink Current marketplace. To learn more about NewLead Holdings Ltd., please visit NewLead’s website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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